Exhibit 99.4

COMPARATIVE SHARE INFORMATION

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

Fuwei is providing the following unaudited pro forma combined financial information to aid you in your analysis of the financial aspects of the proposed Transaction with Enesoon (“Business Combination”).

The unaudited pro forma combined balance sheet as of December 31, 2020 gives pro forma effect to the Business Combination as if it had been consummated as of that date. The unaudited pro forma combined statements of operations the year ended December 31, 2020 give pro forma effect to the Business Combination as if it had occurred as of January 1, 2020. This information should be read together with Enesoon’s and Fuwei’s respective audited and unaudited financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this Form 6-K and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Fuwei’s Form 20-F (“Fuwei's 20-F”) filed on April 22, 2021.

The unaudited pro forma combined balance sheet as of December 31, 2020 has been prepared using the following:

●	Enesoon’s historical consolidated balance sheet as of December 31, 2020 as included as an exhibit this Form 6-K; and

●	Fuwei’s historical balance sheet as of December 31, 2020, as included in Fuwei’s 20-F.

The unaudited pro forma combined statement of operations for the year ended December 31, 2020 has been prepared using the following:

●	Enesoon’s adjusted historical consolidated statement of income for the twelve months ended December 31, 2020 based on Enesoon’s historical consolidated statement of income for the year ended June 30, 2020 and unaudited six months ended December 31, 2020;

●	Fuwei’s historical statement of operations for the year ended December 31, 2020, as included in Fuwei’s 20-F.

Description of the Transactions

Fuwei acquired 100% of the issued and outstanding securities of Enesoon, in exchange for approximately 111,111,111 ordinary shares of Fuwei.

Accounting for the Business Combination

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Fuwei will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of Enesoon expecting to have a majority of the voting power of the post-combination company, Enesoon senior management comprising a part of the senior management of the post-combination company, the relative size of Enesoon compared to Fuwei, and Enesoon operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Enesoon issuing stock for the net assets of Fuwei, accompanied by a recapitalization. The net assets of Fuwei will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Enesoon.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma combined statement of operations, are expected to have a continuing impact on the results of the post-combination company. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the post-combination company upon consummation of the Business Combination.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. Enesoon and Fuwei have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements are 111,111,111 ordinary shares issued to Enesoon shareholders in connection with the Securities Purchase Agreement.

PRO FORMA COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2020

(UNAUDITED)

(Amounts in thousands of US dollars, except share and per share data or otherwise stated)

	Enesoon	Fuwei
	December 31,	December 31,
	2020	2020			Proforma
	USD 000	USD 000	Proforma		Combined
	(A)	(B)	adjustment		USD 000
ASSETS
CURRENT ASSETS:
Cash	$1,707	$17,383			$19,090
Restricted cash	494	1,149			1,643
Accounts receivable, net	44,210	4,964			49,174
Advances to suppliers, net	5,517	1,128			6,645
Inventories	-	3,898			3,898
Prepayments, deposits and other assets, net	840	169			1,009
Assets held for sale	-	18,838			18,838
Deferred tax assets – current	-	1,065			1,065
Receivable from disposition – current	7,750	-			7,750
Due from related parties	33	-			33
TOTAL CURRENT ASSETS	60,551	48,594			109,145

Property and equipment, net	2,403	17,059			19,462
Intangible assets, net	1,129	-			1,129
Prepayments, deposits and other assets	154	2,332			2,486
Advance to suppliers - long term, net	-	236			236
Receivables from disposition - noncurrent	2,699	-			2,699
Investment in debt security	3,989	-			3,989
Long-term investments, net	40,828	-			40,828
Long-term investment-related parties	460	-			460
Deferred tax assets, net	1,916	78			1,994
TOTAL ASSETS	114,129	68,299			182,428

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loans – short-term	1,793	9,962			11,755
Current maturities of long-term loan	-	-			-
Notes payable	-	2,299			2,299
Accounts payable	4,527	3,943			8,470
Accrued expenses and other liabilities	1,438	4,199			5,637
Loans from third parties	1,038	-			1,038
Advances from customers	538	1,425			1,963
Due to related parties	108	11,275			11,383
Taxes payable	13,815	-			13,815
TOTAL CURRENT LIABILITIES	23,257	33,103			56,360

Deferred tax liabilities	-	284			284
Bank loans – long-term	3,046	-			3,046
TOTAL LIABILITIES	26,303	33,387			59,690

COMMITMENTS AND CONTINGENCIES

EQUITY:
Ordinary Shares, US$0.519008 par value, 120,000,000 shares authorized, proforma 114,376,948 shares issued and outstanding at December 31, 2020*	1,169	2,042	56,499	(1)	59,710
Additional paid-in capital	30,872	47,802	(71,431)	(1)	7,243
Statutory reserves	7,772	5,738	(5,738)	(1)	7,772
Retained earnings	45,312	(20,798)	20,798	(1)	45,312
Accumulated other comprehensive income	55	128	(128)	(1)	55
TOTAL SHAREHOLDERS’ EQUITY	85,180	34,912	-		120,092
Non-controlling interests	2,646	-			2,646
TOTAL EQUITY	87,826	34,912	-		122,738
TOTAL LIABILITIES AND EQUITY	$114,129	$68,299	-		$182,428

	For the twelve months ended December 31, 2020
	Enesoon	Fuwei	Pro-forma	Pro-forma Combined
	USD 000	USD 000	Adjustment	USD 000
	(C)	(B)
REVENUES
Engineering consulting service	$30,131	$-		$30,131
Engineering consulting service-related parties	69	-		69
Engineering, procurement and construction service	166	-		166
Product revenue	11,644	51,610		63,254
Product revenue -related parties	241	-		241
Operating and maintenance services	273	-		273
Total revenues	42,524	51,610		94,134

COST OF REVENUES
Engineering consulting service	895	-		895
Engineering consulting service-related parties	72	-		72
Engineering, procurement and construction service	1,468	-		1,468
Product revenue	6,369	30,660		37,029
Product revenue – related parties	193	-		193
Operating and maintenance services	193	-		193
Total cost of revenues	9,190	30,660		39,850
GROSS PROFIT	33,334	20,950		54,284

OPERATING EXPENSES
Selling expenses	252	2,679		2,931
General and administrative expenses	3,700	9,175		12,875
Impairment of long-term investment	-	-		-
Provision for (recovery of) doubtful accounts	1,704	-		1,704
Research and development expenses	2,764	-		2,764
Loss on assets held for sale	-	5,816		5,816
Total operating expenses	8,420	17,670		26,090
INCOME FROM OPERATIONS	24,914	3,280		28,194

OTHER INCOME (EXPENSE)
Interest income	315	329		644
Interest expense	(603)	(1,301)		(1,904)
Share of losses in equity method investments	(14)	-		(14)
Imputed interest of receivable from disposition	660	-		660
Gain (loss) from disposal of equity investment	1,727	-		1,727
	527	-		527
Other income, net	935	(239)		696
Total other income (expense), net	3,547	(1,211)		2,336
INCOME BEFORE INCOME TAXES	28,461	2,069		30,530
INCOME TAXES PROVISION	3,950	(937)		3,013
NET INCOME	24,511	3,006		27,517
Less: Income attributable to non-controlling interests	951	0		951
NET INCOME ATTRIBUTABLE TO THE COMPANY	$23,560	$3,006		$26,566
Weighted average shares outstanding, basic and diluted		3,265,837	111,111,111	114,376,948
Basic and diluted net income per share		0.92		0.23

Pro Forma Adjustments to the Unaudited Combined Balance Sheet

(A)	Derived from the unaudited consolidated balance sheet of Enesoon as of December 31, 2020. See Enesoon’s consolidated financial statements and the related notes appearing elsewhere in this Form 6-K.

(B)	Derived from the balance sheet of Fuwei as of December 31, 2020. See Fuwei’s consolidated financial statements and the related notes appearing in Fuwei’s 20-F.

(C)	Derived from Enesoon’s six months ended December 31, 2020 interim financial statement and year ended June 30, 2020 consolidated financial statements.

(1)	Reflects the recapitalization of Fuwei through (a) the contribution of all the share capital in Enesoon to Fuwei, (b) the issuance of 111,111,111 ordinary shares and (c) the elimination of the historical retained earnings of Fuwei, the accounting acquiree.